EXHIBIT 99.1

Student Transportation Inc. Celebrates Employee Appreciation Week

Employees Recognized by Leading Student Transportation Provider

WALL, N.J., April 24, 2017 (GLOBE NEWSWIRE) -- Student Transportation Inc. (STI) (TSX:STB) (NASDAQ:STB), an industry leader in safety and North America's largest independent provider of student transportation services, is celebrating its employees with its annual Employee Appreciation Week during April 24-28.

This year's Employee Appreciation Week theme, ‘Tell a Friend’, focuses on employees sharing their work experiences with friends, family, and others in the community, and telling them about their job, the Company and their experiences, to see if they want to learn about becoming a school bus driver and joining the STI Family. Festivities include celebratory luncheons and barbeques, award ceremonies, prize raffles along with other events and activities. School district officials and other members of the local communities will be joining STI's employees for many of the events.

"While I am grateful throughout the year, Employee Appreciation Week is a nice time to recognize and celebrate our exceptional STI Family," said Denis Gallagher, Chairman and CEO of STI. "I appreciate all the effort that every employee puts forth on a daily basis to make our company the safest, most reliable student transportation provider in North America. Having our folks ‘Tell a Friend’ and share their experiences with others is a nice way to let people know about the great things we are doing and hopefully grow the STI Family."

STI recently released a special video message from Mr. Gallagher in support of the company-wide effort. To view the video and stay updated on the Employee Appreciation Week festivities, please visit www.RideSTBus.com and follow along at www.facebook.com/RideSTBus and www.twitter.com/RideSTBus.

About Student Transportation Inc.

Founded in 1997, Student Transportation Inc. (STI) is an industry leader in safety and North America’s largest independent provider of school bus transportation services. STI operates the youngest fleet in the business with more than 13,500 vehicles, providing customers with the highest level of safe and reliable student transportation, management, logistics and technology solutions possible. STI’s services are delivered by drivers, dispatchers, maintenance technicians, terminal managers, information technology professionals and others who are caring members of their local communities. For more information, please visit www.RideSTBus.com.

Forward-Looking Statements

Certain statements in this news release are “forward-looking statements” within the meaning of applicable securities laws, which reflect the expectations of management regarding, among other matters, STI’s revenues, expense levels, cost of capital, financial leverage, seasonality, liquidity, profitability of new businesses acquired or secured through bids, borrowing availability, ability to renew or refinance various loan facilities as they become due, ability to execute STI’s growth strategy and cash distributions, as well as their future growth, results of operations, performance and business prospects and opportunities. Forward-looking statements generally can be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “should”, “plans” or “continue” or similar expressions, and the negative forms thereof, suggesting future outcomes or events.

Company contact:
Doug Coupe
Director of Communications & Investor Relations
843.884.2720
dcoupe@ridesta.com